UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41404

Woodside Energy Group Ltd

(ABN 55 004 898 962)

(Registrant’s name)

Woodside Energy Group Ltd

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K (excluding the “Auditor’s Independence Declaration to the Directors of Woodside Energy Group” on page 18 of such Exhibit and the “Independent auditor’s review report to the members of Woodside Energy Group Ltd” on pages 43 and 44 of such Exhibit) shall be deemed to be incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-270076, 333-267432 and 333-265606) of Woodside Energy Group Ltd and to be a part thereof from the date of this report, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.2 to this report on Form 6-K is furnished, not filed, and shall not be deemed to be incorporated by reference into any Registration Statement filed by Woodside Energy Group Ltd under the Securities Act of 1933.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement, dated August 22, 2023, entitled “Half-Year Report for Period ended 30 June 2023”.

99.2	Announcement, dated August 22, 2023, entitled “Half-Year 2023 Results Teleconference and Presentation”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 22, 2023

WOODSIDE ENERGY GROUP LTD

By:	/s/ Warren Baillie
Warren Baillie
Corporate Secretary